ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC

March 27, 2008

Chris Perriello

(617) 951-7162

chris.perriello@ropesgray.com

BY EDGAR

Division of Investment Management

Securities and Exchange Commission

901 E Street, N.W.

Washington, DC 20549

Attn: Mr. Brion R. Thompson

Re:	Allianz Funds Multi-Strategy Trust (File Nos. 333-148624 and 811-22167)

Dear Mr. Thompson:

Reference is made to your letter, dated February 8, 2008 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the initial registration statement on Form N-1A (“Registration Statement”), dated January 11, 2008, of the Allianz Funds Multi-Strategy Trust (the “Trust”) and its initial series, the Allianz RCM Global Water Fund (the “Water Fund”) and the Allianz RCM Global EcoTrends Fund (the “EcoTrends Fund” and together with the Water Fund, the “Funds”), as well as our letters to your attention on behalf of the Trust, dated February 21, 2008 and February 26, 2008 (the “Prior Response Letters”), setting forth the Trust’s responses to the Staff’s comments. This letter further responds to the Comment Letter and to your oral comments during our telephone conversations on March 19th and 24th, 2008, which were in response to the Trust’s Pre-Effective Amendment No. 1 to its Registration Statement, dated February 27, 2008.

Comments 4 and 12 in the Staff’s Comment Letter requested that the Trust add disclosure to the risk/return summary for each Fund, providing a concise description of each principal risk of investing in such Fund. In response to these Comments, and in lieu of our response in the Prior Response Letters, the bulleted list of “Principal Risks” within the Water Fund’s risk/return summary will be replaced with the following (and a similar list will be included for the EcoTrends Fund, adapted for the particular risks listed for that Fund):

• Market Risk	Factors affecting the wider security markets also affect the value of portfolio holdings.

Securities and Exchange Commission	March 27, 2008

• Issuer Risk	Factors specific to the issuers of individual securities affect the value of portfolio holdings.

• Equity Securities Risk	The value of equity securities varies in response to actual or perceived changes in a company’s financial condition or prospects.

• Non-U.S. Investment Risk	Non-U.S. securities markets may be smaller, less liquid, less transparent and/or subject to less oversight than U.S. markets.

• Focused Investment Risk	Focusing on a limited number of issuers, sectors, industries and/or geographic regions increases risk and volatility.

• Water-Related Risk	Focused investment risk linked to economic, technological and other factors that affect the demand for or availability of useable water.

• Credit Risk	An issuer of portfolio securities or a derivatives counterparty may default on obligations.

• Currency Risk	Fluctuations in exchange rates may affect the value of portfolio securities denominated in foreign currencies.

• Derivatives Risk	Derivative instruments are subject to risks that are different from, and potentially greater than, the assets that underlie them, highlighted by their complexity and limited liquidity.

• Emerging Markets Risk	Emerging markets are less developed and subject to increased volatility and less liquidity.

• IPO Risk	Companies offered in IPOs are typically smaller and lack operating history/experience.

• Leveraging Risk	Instruments and transactions that constitute leverage also magnify gains or losses and increase volatility.

• Liquidity Risk	The lack of an active market for investments may cause delay in disposition and/or force a sale below fair value.

• Management Risk	The decisions and techniques of portfolio managers may not have the intended result.

• Smaller Company Risk	Securities issued by smaller companies may be more volatile and present increased liquidity risk.

• Turnover Risk	Asset turnover increases trading expenses and may have adverse tax effects.

Securities and Exchange Commission	March 27, 2008

In addition, you requested during our telephone conversations on March 19 and March 24, 2008 that the Trust revise its description of “Non-U.S. Securities” for the Funds appearing in each prospectus to clarify that such securities are economically tied to non-U.S. regions. In response to this comment, the second sentence in the first paragraph under “Characteristics and Risks of Securities and Investment Techniques—Non-U.S. Securities” in each prospectus will be revised to read:

The Fund considers non-U.S. securities to include the following types of equity and equity-linked securities (together, for these purposes, “non-U.S. securities”): securities of companies that derive at least 50% of their total profits or revenue from, or maintain at least 50% of their assets in, countries outside of the U.S. and that in addition are either organized or headquartered outside the U.S., have securities that are principally traded outside the U.S., or, in the case of other investment companies, invest primarily in such non-U.S. securities as defined in this paragraph.

* * * * *

We believe that this submission, along with the Prior Response Letters, fully responds to the Staff’s comments. Please direct any questions you may have with respect to the foregoing to me (at 617-951-7162) or to George B. Raine (at 617-951-7556) of this firm.

Very truly yours,

/s/ Chris Perriello

Chris Perriello, Esq.

cc:	Brian S. Shlissel

William V. Healey, Esq.

Thomas J. Fuccillo, Esq.

Richard Kirk, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Johnathan C. Mathiesen, Esq.

3